EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

April 9, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       Wells Fargo Funds Trust, File No. 333-164952 and 811-09253 (the “Registrant”)

Dear Ms. Stirling and Ms. Hatch:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Stirling and Ms. Hatch on March 12, 2010 and March 11, 2010, respectively, to the registration statement (the "Registration Statement") filed on Form N-14 by the Registrant on February 17, 2010, accession no. 0000907244-10-000204 relating to the acquisition of the assets of Evergreen Asset Allocation Fund (the “Target Fund”), a series of Evergreen Equity Trust by the Wells Fargo Advantage Asset Allocation Fund, a newly-created series of the Registrant (the “Acquiring Fund”).

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the prospectus/proxy statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment:       You requested that we highlight any significant differences in the procedures used by the Target Fund and the Acquiring Fund for buying, selling and exchanging Fund shares.

Response:      The Merger is not expected to affect significantly how shareholders generally buy, sell or exchange shares.  Accordingly, a statement to that effect is included in the summary section entitled “Merger Summary - Share Class Information.” The prospectus/proxy statement has highlighted the differences and the similarities in the sales charges, and in the distribution and services fees of the Funds in the section entitled “Buying, Selling and Exchanging Fund Shares – Share Class Information.” Additional details, including a summary of differences regarding buying, selling and exchanging shares of the Target and Acquiring Funds are included in the section entitled “Buying, Selling and Exchanging Fund Shares – Purchase and Redemption Information.”

Comment:       In the section entitled “Merger Summary – Investment Goal and Strategy Comparison,” you requested that we confirm that although the following sentence appears only in the Target Fund’s investment strategy, there is no difference in practice between the Target and Acquiring Funds’ investment strategies with respect to the underlying funds in which the Funds primarily invest:

                        “The underlying funds in which the Fund indirectly invests primarily consist of GMO U.S. Equity Funds, GMO Fixed Income Funds, GMO International Equity Funds (including one ore more of GMO’s Emerging Markets Funds), GMO Alpha Fund, GMO Special Situations Fund, and GMO Flexible Equities Fund, all offered through separate prospectuses or private placement memoranda.”

Response:      We have confirmed that the Funds are expected to invest primarily in the same underlying Funds.

Comment:       As the Acquiring Fund has not yet commenced operations, you requested that we amend the statement in the Fund’s investment strategy which states that Asset Allocation Trust (“AAT”) is currently wholly owned by the Fund.

Response:      We respectfully decline to make this change as we believe the disclosure clearly indicates that the Acquiring Fund has not yet commenced operations and the investment strategy provided is intended to describe the strategy to be employed by the Fund following the Merger.

Comment:       In the section entitled “Merger Summary – Investment Goal and Strategy Comparison,” you requested that we confirm that although the following sentence appears only in the Acquiring Fund’s investment strategy, there is no difference in practice between the Target and Acquiring Funds’ sell strategies:

                        “GMO regularly reviews the investments of AAT and may sell a holding of AAT when it has achieved its valuation target, there is deterioration in the underlying fundamentals of the business, or GMO has identified a more attractive investment opportunity.”

Response:      We have confirmed that the Funds generally employ the same sell strategies.

Comment:       In the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we highlight any differences in the Target and Acquiring Funds’ fundamental investment policies.

Response:      Although, in some cases, the descriptions of the Target and Acquiring Funds’ fundamental investment policies differ, the policies are substantively similar. To clarify the disclosure, we have replaced the comparative statement with the following: “Although the Funds have historically used different terminology and descriptions to describe their fundamental investment policies, the fundamental investment policies of the Target and Acquiring Funds are substantively similar.”

Comment:       In the section entitled “Merger Summary – Principal Risk Comparison,” you requested that, if there are no differences in the principal risks of the Funds, that we state such fact.

Response:      We have revised the disclosure to indicate that the Funds are generally expected to be subject to the same principal risks.

Comment:       In the sections entitled “Merger Summary – Principal Risk Comparison” and “Risk Descriptions,” you requested that we clarify that the Acquiring Fund will be subject to Non-Diversification Risk as a result of the Fund’s indirect investment in a number of underlying funds.

Response:      We have deleted the reference to “Non-Diversification Risk” from the list of principal risks as we have determined that this is not a principal risk to which the Acquiring Fund will be subject. In addition, we have added additional disclosure to this section to inform shareholders that certain of the underlying funds in which the Fund invests are non-diversified.

Comment:       In the section entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison,” you requested that we include all expense tables sequentially, so that the “Shareholder Fees” and “Annual Fund Operating Expenses” tables appear together.

Response:      We have reordered the tables as requested.

Comment:       In the section entitled “Merger Summary -Shareholder Fee and Fund Expense Comparison,” you noted that the paragraph discussing the differences in the Target and Acquiring Funds’ distribution and shareholder servicing fees may be more easily understood if the information were presented in a chart.

Response:      We respectfully decline to make this change. We believe that the current disclosure clearly describes for shareholders the differences in the Funds’ distribution and shareholder servicing fees.

Proxy Card Comments from Ms. Stirling:

Comment:       You requested that we include a statement in bold that the proxy is solicited on behalf of the Board of Trustees, as required by Rule 14a-4(a).

Response:      The required disclosure has been included in the proxy card.

Comment:       You requested that we include the disclosure required by either Rule 14a-4(b)(2)(i) or Rule 14a-4(b)(2)(ii) in the proxy card.

Response:      The disclosure required by Rule 14a-4(b)(2)(i) has been included in the proxy card.

Comment:       You requested that we include the disclosure required by Rule 14a-4(e) in the proxy card.

Response:      We respectfully decline to make this change. We note that Rule 14a-4(e) states that this disclosure may be included in either the proxy card or the proxy statement. This disclosure may be found in the section of the prospectus/proxy statement entitled “Voting Information Concerning the Meeting – Shareholder Information.”

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment:       In the section entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison,” you requested that we amend the second paragraph to clarify that the maximum sales charge schedules are identical.

Response:      We have modified the disclosure to clarify that the maximum sales charges applicable to the Class A, Class B and Class C shares of the Funds are identical.

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you suggested that we combine footnotes 1 and 2 to the Pro Forma Annual Fund Operating Expenses table.

Response:      We have made the requested change.

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you requested that we confirm that the Class B 10-year expense example numbers were calculated to reflect the conversion of Class B to Class A after 8 years.

Response:      We have confirmed that the 10-year expense example for Class B shares has been calculated assuming conversion to Class A shares after 8 years.

Comment:       In the section entitled “Exhibit G – Financial Highlights,” you requested that we confirm that the financial highlight information provided is for the six month period ended September 30, 2009, as stated in the heading to the table.

Response:      The heading incorrectly identified the Target Fund’s semi-annual period end as September 30, when the Fund’s semi-annual period end is actually June 30. We have subsequently replaced the financial highlights provided with the financial highlights for the full fiscal year ended December 31.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statements on or around April 16, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

cc: Marco Adelfio, Esq.

     C. David Messman, Esq.